Cohen & Cohen
                          445 Park Avenue, 15th Floor
                               New York, NY 10022

August 31, 1998

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

                    Re:  Euroweb International Corp.
                         Form SB-2 Filed May 15, 1998,
                         as amended
                        Commission File no: 333 - 52841

Gentlemen:

     On behalf of the Registrant, Euroweb International Corp., we hereby apply for an order consenting to the withdrawal of the above captioned Registration Statement pursuant to Rule 477 under the Securities Act of 1933.

     The reason for this withdrawal request is that the Company has been informed by its Underwriter JW Barclay & Co., Inc., that it is not able to complete the financing at this time due to market conditions.

     The filing related to 1,000,000 Units, each Unit consisting of One Share of Convertible Cumulative Redeemable Preferred Stock and two Common Stock Purchase Warrants. No Units and none of the Unit components have been sold at any time or ever issued by Registrant.

Sincerely,

Frank R. Cohen